UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy
401(K) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

Xcel Energy 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6	–	13

Supplemental Schedule:
Form 5500, Schedule H, Part IV – Line 4(i) – Schedule of Assets (Held at Year End) as of Dec. 31, 2015	14

Signatures	15

Exhibits
23.1 – Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and Participants of
Xcel Energy 401(k) Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis Minnesota
June 27, 2016

XCEL ENERGY 401(K) SAVINGS PLAN
Statement of Net Assets Available for Benefits

	Dec. 31, 2015	Dec. 31, 2014
Assets
Investments at fair value:
General investments (Note 6)	$1,659,871,817	$1,660,575,782
Investment in Master Trust (Note 4)	277,047,010	296,765,865
Total investments	1,936,918,827	1,957,341,647

Receivables:
Xcel Energy contributions (Note 3)	22,487,680	21,375,208
Notes receivable from participants (Note 7)	16,944,120	16,396,682
Total receivables	39,431,800	37,771,890
Total assets	1,976,350,627	1,995,113,537

Liabilities:
Refund of excess contributions (Note 3)	(53)	(1,395)
Total liabilities	(53)	(1,395)

Net assets available for benefits	$1,976,350,574	$1,995,112,142

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2015	2014
Contributions:
Xcel Energy	$22,487,680	$21,373,853
Participants	94,157,733	89,240,903
Total contributions	116,645,413	110,614,756

Transfer of plan assets (Note 1)	126,046	107,544

Investment income:
Plan interest in income from Master Trust (Note 4)	9,332,263	77,062,745
Interest and dividends	43,334,463	43,236,053
Net (depreciation) appreciation in fair value of:
Interest in registered investment companies, VGI Brokerage Option and collective trusts (Note 6)	(48,079,850)	88,447,579
Total investment income	4,586,876	208,746,377

Interest on notes receivable from participants	704,327	693,454

Benefits paid to participants	(139,616,700)	(143,317,111)
Administrative expenses	(1,207,530)	(1,209,572)
Net (decrease) increase in net assets available for benefits	(18,761,568)	175,635,448

Net assets available for benefits at beginning of year	1,995,112,142	1,819,476,694
Net assets available for benefits at end of year	$1,976,350,574	$1,995,112,142

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following includes a brief description of the Xcel Energy 401(K) Savings Plan (the Plan). Participants should refer to the Plan document or Summary Plan Description for more complete information.

General —The Plan is a defined contribution benefit plan which provides eligible employees of Xcel Energy and participating subsidiaries of Xcel Energy (collectively “the Companies”) the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management — The plan administrator is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted or amended by Xcel Energy. The Plan's assets invested in Xcel Energy common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current market value of each type of asset. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Asset transfers of $126,046 and $107,544 are reported on the Statements of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2015 and 2014, respectively. Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2015 and 2014, the Plan received transfers of participant assets of $126,046 and $107,544, respectively from the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP).

Eligibility — All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible to participate in the Plan as of their first day of employment.

Vesting — Employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested.

Distributions — Benefits are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments. Distributions from the Master Trust may be in the form of Xcel Energy common stock or cash based upon the election of the participant.

If the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date. If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as administratively possible. All vested account balances remaining in the Plan after the participant leaves the Companies will be invested in the funds in accordance with his/her election, with the ability to diversify at the discretion of the participant. The participant will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy Inc. pays administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee, annual loan maintenance fee, and annual fixed administration fee are paid by the participant.

Dividends — Dividends paid on shares held in Xcel Energy common stock within the Master Trust are automatically reinvested in Xcel Energy common stock unless the participant elects to receive them as a taxable cash distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan presents money market funds and mutual funds (registered investment companies), the Xcel Energy Stock Fund held within the Master Trust, common collective trusts and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value. The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts consist of investments in the retirement target date trusts, which have been assigned as Level 2, are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2015 and 2014 and there are no restrictions on redemption.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Investments — The Plan’s net asset investments include money market funds, various mutual funds, collective trusts, the Master Trust, and VGI Brokerage Option. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements

Fair Value Measurement – In May 2015, the Financial Accounting Standards Board (FASB) issued Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), Topic 820 (Accounting Standards Update (ASU) No. 2015-07), which eliminates the requirement to categorize within the fair value hierarchy the fair values for investments measured using a net asset value per share methodology. This guidance will be effective for fiscal years beginning after Dec. 15, 2015, and early adoption is permitted. Other than the reduced disclosure requirements, the Plan does not expect the implementation of ASU 2015-07 to have a material impact on the Plan’s financial statements.

Plan Accounting – In July 2015, the FASB issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (ASU No. 2015-12), which among other changes in accounting and disclosure requirements, eliminates the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by investment type. The guidance also simplifies the disaggregation requirements for investments that are measured using fair value. This guidance will be effective for fiscal years beginning after Dec. 15, 2015, and early adoption is permitted. The Plan is currently evaluating the impact of adopting ASU 2015-12 on the Plan’s financial statements.

Classification and Measurement of Financial Instruments – In January 2016, the FASB issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (ASU 2016-01), which among other changes in accounting and disclosure requirements, replaces the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes, and also eliminates the available-for-sale classification for marketable equity securities. Under the new guidance, other than when the consolidation or equity method of accounting is utilized, changes in the fair value of equity securities are to be recognized in earnings. This guidance will be effective for fiscal years beginning after Dec. 15, 2018. The Plan is currently evaluating the impact of adopting ASU 2016-01 on the Plan’s financial statements.

3.  PLAN FUNDING

Employee Contributions — Participants may elect to make either regular 401(k) deferrals (pre-tax), Roth 401(k) deferrals (after-tax) or a combination of both not to exceed 30 percent of their base pay or $18,000 in 2015 and $17,500 in 2014. Participants who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or Roth) up to $6,000 in 2015 and $5,500 in 2014. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent Plan year.

The Plan automatically enrolls newly hired/rehired full-time and part-time non-bargaining employees as well as Nuclear Operations bargaining employees in regular status. Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire are automatically enrolled at an initial percentage of pay (4 percent pre-tax in 2015 and 2014), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date trust for immediate diversification. Participants who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions — The Plan provides for a matching contribution based on the participant’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity, Account Balance or Cash Balance pension plan formulas are eligible to receive a matching contribution equal to 50 percent of the first 8 percent of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year. All employees participating in the Plan are eligible for the annual matching contributions, regardless of their employment status at year-end.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit are eligible to receive 100 percent of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 in matching contributions from Xcel Energy for 2015 and 2014. Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions — Participants may invest their contributions among the various investment funds offered by the Plan. The Plan's net assets include a money market fund, various mutual funds, collective trusts, the Master Trust, and VGI Brokerage Option. Each participant elects the percentage of his or her account balance to be invested in each investment option. The employer contribution for bargaining employees is made in cash and invested according to the participant’s current investment allocation.

Investment income includes interest and dividends. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Interest income is recorded on an accrual bases. Dividend income is recorded on the ex-dividend date.

4. INTEREST IN MASTER TRUST

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The Plan’s value of interest in the Master Trust was approximately 7,646,895 shares, or 69.1 percent, and 8,193,425 shares, or 69.1 percent at Dec. 31, 2015 and 2014, respectively. The Plan's interest in income from the Master Trust was 69.8 percent and 69.2 percent, respectively, as of and for the years then ended Dec. 31, 2015 and 2014. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2015 and 2014 is summarized below:

	2015	2014
Investment at fair value:
Xcel Energy Stock Fund	$400,791,266	$429,736,039

Value of interest in Master Trust	$277,047,010	$296,765,865

Master Trust income for the year ended Dec. 31, 2015 and 2014 is as follows:

	2015	2014
Total interest, dividend and other income	$14,719,316	$14,613,193
Realized and unrealized (loss) gain in Xcel Energy Stock Fund	(1,350,658)	96,796,616
Total Master Trust net gain	$13,368,658	$111,409,809

Plan's interest in income from Master Trust	$9,332,263	$77,062,745

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by a letter dated Sept. 13, 2013, that the Xcel Energy
401(k) Savings Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the Plan financial statements. On Jan. 28, 2016, an application was made to the Internal Revenue Service for a favorable determination letter with respect to the continued qualification of the Xcel Energy 401(k) Savings Plan.

The Plan's management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, including the assertion that the Plan is exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2015 or 2014.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plan’s 2012 federal tax return expires in July 2016.

6. FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

•
Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

•
Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, such as the debt securities within the VGI Brokerage Option. The collective trusts are not actively traded on an exchange.

•
Level 3 — Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies:
U.S. Equities	$463,499,005	$—	$—	$463,499,005
International Equities	127,488,739	—	—	127,488,739
Fixed Income	568,086,449	—	—	568,086,449
Balanced Stock and Fixed Income Funds	139,909,889	—	—	139,909,889
Collective Trusts:
Retirement Target Date Trusts	—	244,903,499	—	244,903,499
VGI Brokerage Option:
Equity Securities	10,030,933	1,318,856	—	11,349,789
Debt Securities	1,041,191	407,215	—	1,448,406
Money Market Funds	4,580,445	—	—	4,580,445
Mutual Funds	13,624,325	—	—	13,624,325
Money Market Funds	84,981,271	—	—	84,981,271
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	277,047,010	—	—	277,047,010
Total	$1,690,289,257	$246,629,570	$—	$1,936,918,827

	Dec. 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies:
U.S. Equities	$484,602,836	$—	$—	$484,602,836
International Equities	118,348,279	—	—	118,348,279
Fixed Income	576,109,574	—	—	576,109,574
Balanced Stock and Fixed Income Funds	142,882,455	—	—	142,882,455
Collective Trusts:
Retirement Target Date Trusts	—	229,107,872	—	229,107,872
VGI Brokerage Option:
Equity Securities	8,764,320	324,237	—	9,088,557
Debt Securities	758,861	972,281	—	1,731,142
Money Market Funds	5,098,489	—	—	5,098,489
Mutual Funds	13,076,798	—	—	13,076,798
Money Market Funds	80,529,780	—	—	80,529,780
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	296,765,865	—	—	296,765,865
Total	$1,726,937,257	$230,404,390	$—	$1,957,341,647

For the years ended Dec. 31, 2015 and 2014, there were no transfers in or out of Levels 1 or 2.

7. NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance. In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. For most participants, only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan. Participants who had one or more outstanding loan balance at the time their former Nuclear Management Company (NMC) Plan assets were transferred to the Plan are permitted to have a maximum of two outstanding loans at any one time; however, they are not eligible for a new loan until each loan transferred from the NMC Plan has been paid in full. The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination. A terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator. Interest rates on outstanding loans at Dec. 31, 2015 range from 4.25 percent to 9.25 percent with maturities ranging from 2016 to 2030. Interest rates on outstanding loans at Dec. 31, 2014 range from 4.25 percent to 9.25 percent with maturities ranging from 2015 to 2029.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy common stock.  On the Statement of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $2,447,006 at Dec. 31, 2015 and $2,458,027 at Dec. 31, 2014.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan incurred fees for investment management and recordkeeping services of $1,207,530 and $1,209,572 for the years ended Dec. 31, 2015 and 2014, respectively.

9. INVESTMENTS

At Dec. 31, 2015 and 2014 the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

	Dec. 31, 2015		Dec. 31, 2014
Vanguard Institutional Index Fund Plus Shares	$300,635,449		$311,352,953
Plan's Interest in Master Trust	277,047,010		296,765,865
Vanguard Total Bond Market Index Fund Institutional Plus Shares	174,319,492		167,700,114
Vanguard Mid-Cap Index Fund Institutional Plus Shares	165,374,201		173,561,202
Vanguard PRIMECAP Fund	157,765,363		161,732,825
Vanguard Wellington Fund Admiral Shares	139,909,889		142,882,455
Vanguard Developed Markets Index Fund Institutional Plus Shares	112,799,752		—	*
Vanguard Developed Markets Index Fund Admiral Shares	—	*	105,712,604

* The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
	2015	2014
Mutual funds:
U.S. Equities	$(16,126,446)	$43,922,723
International Equities	(6,806,020)	(10,912,116)
Fixed Income	(11,269,437)	37,150,953
Balanced Stock and Fixed Income Funds	(8,682,339)	3,924,736
VGI Brokerage Option	(2,692,050)	(273,663)
Collective Trusts:
Retirement Target Date Trusts	(2,503,558)	14,634,946
Total	$(48,079,850)	$88,447,579
Plan's Interest in Master Trust (Note 4):
Plan's Interest in Master Trust	$(786,189)	$67,011,645

The Plan's interest in income from the Master Trust of 9,332,263 includes interest and dividend income of $10,118,452 and depreciation of $786,189 for the year ended Dec. 31, 2015. For the year ended Dec. 31, 2014, the Plan's interest in income from the Master Trust of $77,062,745 includes interest and dividend income of $10,051,100 and appreciation of $67,011,645.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2015 and 2014, and for the years ended Dec. 31, 2015 and 2014, as applicable:

	2015	2014
Net assets available for benefits per the financial statements	$1,976,350,574	$1,995,112,142
Deemed distributions of participant loans	(158,259)	(93,895)
Net assets available for benefits per the Form 5500	$1,976,192,315	$1,995,018,247

	2015	2014
(Decrease) increase in net assets available for benefit per the financial statements	$(18,761,568)	$175,635,448
Transfer of plan assets	(126,046)	(107,544)
Deemed distributions activity	(64,364)	(54,471)
Net (loss) income per the Form 5500	$(18,951,978)	$175,473,433

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2015

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Line 4(i):

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	**	$300,635,449
*	Plan's Interest in Master Trust	Master Trust	**	277,047,010
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Registered Investment Company	**	174,319,492
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	165,374,201
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	157,765,363
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	139,909,889
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	**	112,799,752
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	86,442,860
*	Vanguard Prime Money Market Fund Admiral Shares	Registered Investment Company	**	84,981,271
*	PIMCO Total Return Fund Institutional Class	Registered Investment Company	**	61,933,639
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	**	53,916,581
*	Vanguard Target Retirement 2020 Trust I	Collective Trust	**	49,957,390
*	Vanguard Target Retirement 2025 Trust I	Collective Trust	**	43,272,321
*	Vanguard Target Retirement 2030 Trust I	Collective Trust	**	31,397,439
*	Vanguard Inflation-Protected Securities Fund Institutional Plus Shares	Registered Investment Company	**	31,197,868
*	VGI Brokerage Option	Vanguard Brokerage Option	**	31,002,965
*	Vanguard Target Retirement 2015 Trust I	Collective Trust	**	29,785,920
*	Vanguard Target Retirement 2035 Trust I	Collective Trust	**	21,126,991
*	Vanguard Target Retirement 2040 Trust I	Collective Trust	**	17,416,777
*	Vanguard Target Retirement 2045 Trust I	Collective Trust	**	15,924,841
*	Vanguard Emerging Markets Stock Index Fund Institutional Plus Shares	Registered Investment Company	**	14,688,987
*	Vanguard Target Retirement 2050 Trust I	Collective Trust	**	12,261,700
*	Vanguard Target Retirement Income Trust I	Collective Trust	**	9,740,009
*	Vanguard Target Retirement 2010 Trust I	Collective Trust	**	9,225,325
*	Vanguard Target Retirement 2055 Trust I	Collective Trust	**	3,294,795
*	Vanguard Target Retirement 2060 Trust I	Collective Trust	**	1,499,992
	Total Investments		**	$1,936,918,827
*	Notes receivable from participants, less deemed distributions — Interest rates from 4.25% - 9.25% with maturities ranging from 2016 through 2030		**	$16,944,120
*	Denotes party in Interest
**	Historical cost is not required for participant-directed funds.

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2016.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee